UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2007

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

 (Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

September 30, 2007

(Translation of original in Spanish)

CONTENTS

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Ch$

-

Chilean pesos

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

ThUS$

-

Thousands of United States dollars

R$

-

Brazilian Reais

ThR$

-

Thousands of Brazilian Reais

AR$

-

Argentine pesos

ThAR$

-

Thousands of Argentine pesos

UF

-

Unidades de Fomento (Chilean government inflation-indexed monetary units)

€

-

Euros

Th€

-

Thousands of Euros

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	For the periods ended
	September 30
	2007	2006
	ThCh$	ThCh$
TOTAL CURRENT ASSETS	200,306,511	139,413,461
Cash	29,269,119	15,063,985
Time deposits	12,183,841	14,758,908
Marketable securities (net)	44,537,269	15,614,942
Trade accounts receivable (net)	27,368,686	24,936,867
Notes receivable (net)	8,747,383	7,927,959
Other receivables (net)	8,510,093	15,678,793
Notes and accounts receivable from related companies	613,944	1,111,337
Inventories (net)	24,090,527	21,869,021
Recoverable taxes	7,738,443	11,006,857
Prepaid expenses	2,140,835	2,347,923
Deferred income taxes	706,697	0
Other current assets	34,399,674	9,096,869
TOTAL PROPERTY, PLANT & EQUIPMENT	156,511,355	151,055,337
Land	16,605,293	15,029,873
Buildings & improvements	94,378,327	86,823,633
Machinery and equipment	223,967,489	228,441,805
Other property, plant & equipment	218,387,142	218,961,415
Technical reappraisal of property, plant & equipment	2,160,897	2,161,270
Depreciation	(398,987,793)	(400,362,659)
TOTAL OTHER ASSETS	121,018,041	229,274,077
Investments in related companies	20,639,035	22,695,460
Investments in other companies	57,584	58,872
Goodwill	60,187,168	73,403,138
Long-term receivables	38,754	202,737
Long-term notes and accounts receivable from related companies	36,176	37,432
Intangibles	408,045	448,784
Amortization	(258,212)	(267,915)
Others	39,909,491	132,695,569
TOTAL ASSETS	477,835,907	519,742,875

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	For the periods ended
	September 30
	2007	2006
	ThCh$	ThCh$
TOTAL CURRENT LIABILITIES	110,224,773	110,586,684
Short-term bank liabilities	8,601,667	18,043,619
Current portion of long-term bank liabilities	210,478	488,041
Current portion of bonds payable	14,429,079	14,753,413
Dividends payable	5,794,045	4,971,023
Accounts payable	38,090,595	34,408,778
Other creditors	3,995,479	3,107,658
Notes and accounts payable to related companies	8,322,470	7,568,902
Provisions	3,487,691	716,371
Withholdings	13,943,240	14,310,622
Income taxes payable	7,231,202	6,647,613
Unearned income	520,535	589,435
Deferred income taxes	0	990,271
Other current liabilities	5,598,292	3,990,938
TOTAL LONG-TERM LIABILITIES	113,533,620	145,561,476
Long-term bank liabilities	762,614	502,775
Bonds payable	73,007,008	104,284,245
Other creditors	99,678	158,240
Long-term notes and accounts payable to related companies	3,493,482	3,853,866
Provisions	16,811,576	26,921,318
Deferred Income Taxes	8,919,504	39,656
Other long-term liabilities	10,439,758	9,801,376
MINORITY INTEREST	1,248,327	1,238,783
TOTAL SHAREHOLDERS’ EQUITY	252,829,187	262,355,932
Paid-in capital	202,060,999	207,206,529
Revalued capital reserves	10,305,111	5,180,163
Other reserves	(8,723,993)	2,660,721
Retained earnings	49,187,070	47,308,519
Accumulated earnings	10,941,345	10,515,810
Net income for the period	49,600,577	46,219,283
Interim dividends	(11,354,852)	(9,426,574)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	477,835,907	519,742,875

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the periods ended
	September 30,
	2007	2006
	ThCh$	ThCh$
OPERATING INCOME	72,522,131	62,139,611
Gross margin	190,799,573	167,481,127
Net sales	442,229,559	400,448,833
Cost of sales	(251,429,986)	(232,967,706)
Administrative and selling expenses	(118,277,442)	(105,341,516)
NON OPERATING INCOME AND EXPENSE	(7,187,740)	(7,146,951)
Financial income	15,691,420	7,404,278
Equity in earnings of equity investments	651,031	482,606
Other non-operating income	5,898,385	534,694
Equity in losses of equity investments	(375,028)	(152,184)
Amortization of goodwill	(4,672,036)	(5,149,504)
Financial expenses	(12,081,310)	(12,391,245)
Other non-operating expenses	(3,638,236)	(1,446,780)
Price level restatement	382,903	65,666
Foreign exchange gains	(9,044,869)	3,505,518
Income before income taxes and extraordinary items	65,334,391	54,992,660
Income tax expense	(15,703,630)	(8,734,319)
Income before minority interest	49,630,761	46,258,341
Minority interest	(30,184)	(39,058)
NET INCOME	49,600,577	46,219,283
NET INCOME FOR THE PERIOD	49,600,577	46,219,283

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the periods ended
	September 30
	2007	2006
	ThCh$	ThCh$
NET CASH PROVIDED BY OPERATING ACTIVITIES	92,474,086	89,513,104
Collection of trade receivables	636,272,210	580,913,693
Financial income received	9,434,727	9,302,559
Dividend & other distributions received	3,917,079	1,556,932
Other income received	55,049	17,952
Payments to suppliers and personnel	(455,072,589)	(411,655,874)
Interest paid	(7,854,076)	(10,383,966)
Income taxes paid	(14,648,218)	(8,371,361)
Other expenses paid	(1,350)	0
VAT and other tax payments	(79,628,746)	(71,866,831)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(87,805,118)	(91,705,612)
Borrowings	24,426,203	46,093,086
Dividend distribution	(71,313,636)	(72,845,469)
Loan payments	(18,238,528)	(58,655,806)
Bond payments	(22,679,157)	(6,297,423)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	38,220,861	6,629,934
Proceeds from sales of property, plant and equipment	575,425	1,336,332
Proceeds from sales of permanent investments	0	5,378,611
Proceeds from sales of other investments	77,755,176	27,274,389
Additons to property, plant & equipment	(39,930,317)	(26,047,636)
Investments in financial instruments	(179,423)	(1,311,762)
TOTAL NET CASH FOR THE PERIOD	42,889,829	4,437,426
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	66,737	(1,156,715)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	42,956,566	3,280,711
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	41,980,720	23,030,445
CASH AND CASH EQUIVALENTS AT END OF PERIOD	84,937,286	26,311,156

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS

PROVIDED BY OPERATING ACTIVITIES

	For the periods ended
	September 30,
	2007	2006
	ThCh$	ThCh$
NET INCOME	49,600,577	46,219,283
Income on sale of assets:	129,820	(196,272)
Loss (Gain) on sale of property, plant and equipment	147,356	(196,272)
Gain on sale of other assets	(17,536)	0
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH	34,945,187	23,773,407
Depreciation	21,889,881	23,523,054
Amortization of intangibles	189,971	211,609
Write-offs and provisions	825,129	(1,105,743)
Equity in earnings of equity investments	(651,031)	(482,606)
Equity in losses of equity investments	375,028	152,184
Amortization of goodwill	4,672,036	5,149,504
Price level restatement	(382,903)	(65,666)
Foreign exchange gains, net	9,044,869	(3,505,518)
Other credits to income that do not represent cash flows	50,521	(103,411)
Other charges to income that do not represent cash flows	(1,068,314)	0
CHANGES IN OPERATING ASSETS	1,705,606	21,681,830
(Increase) decrease in trade accounts receivable	20,022,502	19,394,408
(Increase) decrease in inventories	(2,136,531)	3,525,752
(Increase) decrease in other assets	(16,180,365)	(1,238,330)
CHANGES IN OPERATING LIABILITIES	6,062,712	(2,004,202)
Increase (decrease) in accounts payable related to operating income	(13,217,641)	(7,247,422)
Increase (decrease) in interest payable	8,338,744	6,603,942
Increase (decrease) in income taxes payable	9,200,617	(192,383)
Increase (decrease) in other accounts payable related to non-operating income	3,692,174	712,901
Increase (decrease) in valued added tax and other similar items	(1,951,182)	(1,881,240)
Minority interest	30,184	39,058
NET CASH PROVIDED BY OPERATING ACTIVITIES	92,474,086	89,513,104

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046 is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the “SVS”).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)

Accounting period

The consolidated financial statements cover the period January 1 to September 30, 2007 and are compared to the same period in 2006.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 4.7% according to CPI and minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

Company Name	Ownership Interest
	September 30, 2007			September 30, 2006
	Direct	Indirect	Total	Total
ABISA CORP S.A.	0.00	99.99	99.99	99.99
ANDINA BOTTLING INVESTMENTS S.A.	99.90	0.09	99.99	99.99
ANDINA INVERSIONES SOCIETARIAS S.A.	99.99	0.00	99.99	99.99
ANDINA BOTTLING INVESTMENTS DOS S.A.	99.90	0.09	99.99	99.99
EMBOTELLADORA DEL ATLANTICO S.A.	0.00	99.99	99.99	99.99
ENVASES MULTIPACK LTDA.	0.00	0.00	0.00	99.99
RIO DE JANEIRO REFRESCOS LTDA.	0.00	99.99	99.99	99.99
SERVICIOS MULTIVENDING LTDA.	99.90	0.09	99.99	99.99
TRANSPORTES ANDINA REFRESCOS LTDA.	99.90	0.09	99.99	99.99
VITAL S.A.	0.00	99.99	99.99	99.99
RJR INVESTMENTS CORP S.A.	0.00	99.99	99.99	99.99
VITAL AGUAS S.A.	56.50	0.00	56.50	56.50

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to 5.1% for the period December 1, 2006 to August 31, 2007 (2.5% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.   Regarding balances subject to restatement, these have been restated by the corresponding restatement index or by the agreed upon rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:

		2007	2006
		Ch$	Ch$
Unidades de Fomento	(UF)	19,178.94	18,401.15
United States dollars	(US$)	511.23	537.03
Argentine pesos	(AR$)	162.30	173.01
Brazilian Real	(R$)	278.01	251.09
Euro	(€$)	729.59	680.99

g)

Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds with pre-established value are valued at the lesser value between the price value restatement cost and the market price.

h)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company’s or it’s subsidiaries’ warehouse.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.  Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.  The stated values of inventories do not exceed their estimated net realizable value.

i)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of accounts receivable and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

j)

Property, plant and equipment

For companies incorporated in Chile, Property, plant and equipment is carried at restated cost plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the details described in Note 2 m). Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the valued assets.

l)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)

Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control investments and to translate financial statements of foreign companies.  Assets and liabilities from these investments are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)

Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations.

q)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0% annual rate and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled years of service.

s)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)

Derivative contracts

Derivative contracts include hedging derivative contracts used to cover the risk of exposure to exchange rate differences as follows:

These hedge instruments are recorded at their market values for existing items.  Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term), depending on whether the difference is a loss or gain. In the case that the hedge instruments are not totally efficient, the impact is recognized as an income charge or credit.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in income.

v)

Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally.  Software purchased from third parties is capitalized and amortized over a maximum period of four years.  Disbursements incurred for internally developed programs are expensed.

w)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean Superintendence of Securities and Insurance) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, time deposits and operations with sale-back agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE  SECURITIES

Type of Instrument	Accounting value for the periods ended September 30,
	2007	2006
	ThCh$	ThCh$
Bonds	1,052,631	4,685,622
Mutual funds	2,771,655	10,376,897
Investment funds	40,712,983	552,423
Total Marketable Securities	44,537,269	15,614,942

Fixed Income	Date		Par Value	Accounting value		Market Value	Provision
	Purchase	Maturity		Amount	Rate
			ThCh$	ThCh$	%	ThCh$
UNITED STATES TREASURY NOTES	26-Jul-06	30-Jun-08	1,052,631	1,052,631	5.125%	1,059,157	0

Mutual Funds	Balance as of Sep 30, 2007
	ThCh$
Fondo Mutuo Larrain Vial	2,585,486
Fondo Mutuo ITAU	166,000
Fondos Fima - Argentina	20,169
Total Mutual Funds	2,771,655

Investment Funds	Balance as of Sep 30, 2007
	ThCh$
Citi Institud Liquid Reserves Limited - USA	40,223,867
Fondo Mutuo Wachovia Securities - USA	489,116
Total Investment Funds	40,712,983

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES

Almost all of said accounts correspond to the soft drinks category.  The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

	Current							Long Term
	Up to 90 days		More than 90 days up to 1 year		Subtotal	Total Current (net)
	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	27,654,913	24,015,313	818,234	921,554	28,473,147	27,368,686	24,936,867	0	0
Allowance for doubtful accounts	0	0	0	0	(1,104,461)	0	0	0	0
Notes receivable	8,803,680	7,593,081	485,597	334,878	9,289,277	8,747,383	7,927,959	0	0
Allowance for doubtful accounts	0	0	0	0	(541,894)	0	0	0	0
Other receivables	7,876,132	15,055,864	707,663	622,929	8,583,795	8,510,093	15,678,793	38,754	202,737
Allowance for doubtful accounts	0	0	0	0	(73,702)	0	0	0	0
						Total long term receivables		38,754	202,737

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Receivable and payable balances with related companies correspond to the following concepts:

1)  Notes and accounts receivable.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements

Company	Short Term		Long Term
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	ThCh$	ThCh$	ThCh$	ThCh$
COCA - COLA DE CHILE S.A.	0	269,597	36,176	37,432
EMBONOR S.A.	320,353	482,738	0	0
EMBOTELLADORA COCA-COLA POLAR S.A.	293,591	359,002	0	0
TOTAL	613,944	1,111,337	36,176	37,432

2) Notes and accounts payable:

Recofarma Industrias Do Amazonas Ltda.:  Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions.

Envases del Pacífico S.A.: Raw material purchases

Cican S.A.:  Net balance corresponds to raw materials and finished products transactions.

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital S.A. to those companies, which will be realized in accordance with future deliveries.

Company	Short Term		Long Term
	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006
	ThCh$	ThCh$	ThCh$	ThCh$
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	2,899,733	2,448,787	0	0
ENVASES CMF S.A.	2,384,199	2,588,661	0	0
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES	1,534,202	2,050,866	0	0
COCA-COLA DE CHILE S.A.	606,702	0	0	0
ENVASES CENTRAL S.A.	561,515	212,977	0	0
CICAN S.A.	273,042	179,943	0	0
ENVASES DEL PACIFICO S.A.	63,077	87,668	0	0
CENTRALLI REFRIGERANTE S.A.	0	0	103,950	22,345
EMBONOR S.A.	0	0	2,697,583	3,050,661
EMBOTELLADORA COCA-COLA POLAR S.A.	0	0	691,949	780,860
TOTAL	8,322,470	7,568,902	3,493,482	3,853,866

3) Transactions with related companies

The following table includes the transactions with related companies that exceed ThCh$200,000.

Within the due course of operations, the Company executed with IANSAGRO S.A.  sugar future supply agreements to cover sugar needs for the next two years approximately.

Company	Relation	Transaction	September 30, 2007		September 30, 2006
			Effect on Income		Effect on Income
			Amount	((charge)/credit)	Amount	((charge)/credit)
			ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CENTRAL S.A	Equity Investee	Purchase of finished products	11,575,610	0	9,991,381	0
-	-	Sale of raw materials and supplies	1,176,498	70,614	842,736	221,383
COCA-COLA DE CHILE S.A.	Shareholder	Purchase of concentrate	32,940,674	0	28,155,888	0
-	-	Advertising participation payment	3,014,032	(3,014,032)	1,148,903	(1,148,903)
-	-	Sale of advertisement	1,138,760	0	1,005,469	0
-	-	Water source rental	1,182,166	(1,182,166)	980,229	(980,232)
-	-	Other sales	324,458	0	0	0
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	Shareholder Related	Purchase of concentrate	38,952,564	0	26,915,312	0
-		Reimbursement and other purchases	370,244	370,244	366,466	366,466
-	-	Advertising participation payment	2,437,158	2,437,158	2,471,595	2,471,595
ENVASES CMF	Equity Investee	Purchase of containers	11,129,405	0	10,044,844	0
-	-	Sale of finished products	123,652	0	0	0
-	-	Dividend payment	3,141,000	0	1,555,756	0
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES	Shareholder	Purchase of concentrate	19,002,283	0	16,222,432	0
ENVASES DEL PACIFICO S.A.	Director in Common	Purchase of raw materials	135,203	0	417,402	0
COCA-COLA EMBONOR S.A.	Shareholder Related	Sale of products	3,916,007	852,685	0	0
-	-	Purchase of producst	243,810	0	0	0
EMBONOR S.A.	Shareholder Related	Sale of products	1,971,486	362,571	5,226,477	0
EMBOTELLADORA COCA-COLA POLAR S.A.	Shareholder Related	Sale of products	3,623,177	662,919	3,361,300	0
CICAN S.A.	Shareholder Related	Purchase of finished products	1,259,860	0	761,187	0
-	Shareholder Related	Sale of raw materials	182,043	30,221	0	0
IANSAGARO S.A.	Director in Common	Purchase of sugar	11,674,621	0	6,596,900	0
VENDOMATICA S.A.	Shareholder Related	Sale of finished products	1,021,487	0	928,714	928,714
BBVA ADMINISTRADORA GENERAL DE FONDOS	Shareholder Related	Investments in mutual funds	44,510,881	0	50,522,985	0
-	-	Redemption of mutual funds	46,341,441	0	47,652,111	0

NOTE 7 – INVENTORIES

	September 30, 2007			September 30, 2006
	Gross	Obsolecence	Net	Gross	Obsolecence	Net
	value	provision	Value	value	provision	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Raw Materials	11,455,340	(188,972)	11,266,368	10,302,425	(78,715)	10,223,710
Finished products	11,448,202	(416,025)	11,032,177	9,370,399	(374,391)	8,996,008
Products in process	1,343,661	0	1,343,661	1,907,635	0	1,907,635
Raw Materials in Transit	471,713	(23,392)	448,321	741,668	0	741,668
Total	24,718,916	(628,389)	24,090,527	22,322,127	(453,106)	21,869,021

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a)

At period end 2007 and 2006, the Company did no present taxable profit or non-taxable profit funds.  Short-term and long-term assets and liabilities must be netted out to compose the general balance sheet on deferred taxes.

	September 30, 2007				September 30, 2006
	Assets		Liabilities		Assets		Liabilities
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary Differences

Allowance for doubtful accounts	299,696	42,652	0	0	231,155	24,995	0	0
Vacation provision	159,836	0	0	0	167,640	0	0	0
Production expenses	0	0	0	0	19,316	0	0	0
Depreciation of property, plant & equipment	0	0	107,379	3,615,677	0	0	131,773	4,253,759
Severance indmenities	0	0	30,059	197,949	977	0	35,082	263,141
Provision for assets write off	355,212	723,824	0	0	278,501	1,305,044	0	0
Provision for labor lawsuits	0	1,254,581	0	0	0	5,726,996	0	0
Tax loss carry-forwards	3,224,753	2,931,495	0	0	1,030,577	6,160,268	0	0
Guarantee deposit	0	0	0	1,000,000	0	0	0	2,749,750
Others	1,146,648	774,982	0	0	1,096,370	718,575	0	12,353
Local bond issue expenses	0	0	0	148,445	0	0	0	194,245
Contingency allowance	0	230,945	0	0	0	2,097,941	0	0
Social contributions	0	0	0	0	371,008	2,555,124	0	0
Accrued interests abroad	0	0	4,342,010	0	0	0	4,018,960	0
Exchange rate difference	0	0	0	12,011,973	0	0	0	0
Others
Complementary accounts, net of amortization	0	0	0	(2,096,061)	0	(4,333,913)	0	(2,993,427)
Valuation allowance	0	0			0	(9,814,865)
Total	5,186,145	5,958,479	4,479,448	14,877,983	3,195,544	4,440,165	4,185,815	4,479,821

b)

The following table contains information on deferred income taxes at each period-end.

	September 30, 2007	September 30, 2006
	ThCh$	ThCh$
Current tax expense (tax allowance)	(11,531,474)	(7,766,566)
Tax expense adjustment (previous period)	380,372	(163,148)
Deferred income tax expense/effect over assets or liabilities	(2,904,534)	(2,903,384)
Amortization of deferred income tax asset and liability complementary accounts	(627,393)	(339,989)
Deferred income tax expense/effect over assets or liabilities due to changes in the valuation allowance	0	1,975,646
Other charges or credits	(1,020,601)	463,122
Total	(15,703,630)	(8,734,319)

NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS

Not applicable.

NOTE 10 - OTHER CURRENT ASSETS

	September 30, 2007	September 30, 2006
	ThCh$	ThCh$
Cross currency swap effects	29,217,137	2,763,149
Supplies	4,123,375	4,131,571
Accrued interest on long-term bonds	299,230	1,478,475
Wachovia Investment Fund (restricted)	120,995	0
Others	638,937	723,674
Total	34,399,674	9,096,869

NOTE 11 - REPURCHASE / RESALE AGREEMENTS

The Company had no agreements of this type.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are geographically distributed as follows:

Chile

:

Santiago, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espirito Santo and Vitoria.

a) Main Components of Property Plant & Equipment
	Balances at September 30, 2007			Balances at September 30, 2006
	Assets	Accumulated Depreciation	Net property, plant & equipment	Assets	Accumulated Depreciation	Net property, plant & equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	16,605,293	0	16,605,293	15,029,873	0	15,029,873
Buildings and improvements	94,378,327	(35,648,123)	58,730,204	86,823,633	(34,484,537)	52,339,096
Machinery and equipment	223,967,489	(176,881,767)	47,085,722	228,441,805	(179,153,998)	49,287,807
Other property, plant and equipment	218,387,142	(185,801,743)	32,585,399	218,961,415	(186,068,395)	32,893,020
Technical reappraisal of property, plant & equipment	2,160,897	(656,160)	1,504,737	2,161,270	(655,729)	1,505,541
Total	555,499,148	(398,987,793)	156,511,355	551,417,996	(400,362,659)	151,055,337

b) Other fixed assets
	Balances at September 30,
	2007	2006
	ThCh$	ThCh$
Containers	127,053,655	121,012,236
Refrigerating equipment, promotional items and other minor assets	56,858,853	58,056,600
Furniture and tools	7,765,517	4,202,730
Other	26,709,117	35,689,849
Total other property, plant and equipment	218,387,142	218,961,415

c) Technical Reappraisal

	Balances at September 30, 2007			Balances at September 30, 2006
	Assets	Accumulated Depreciation	Net property, plant & equipment	Assets	Accumulated Depreciation	Net property, plant & equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,443,197	0	1,443,197	1,443,337	0	1,443,337
Buildings and improvements	202,047	(144,845)	57,202	202,064	(140,078)	61,986
Machinery and equipment	515,653	(511,315)	4,338	515,869	(515,651)	218
Total	2,160,897	(656,160)	1,504,737	2,161,270	(655,729)	1,505,541

d) Depreciation for the period

Depreciation charges for the period amounted to ThCh$ 21,889,881(ThCh$23,523,054 in 2006) of which ThCh$ 16,229,897 (ThCh$17,101,450 in 2006) are included under Operating Costs and ThCh$ 5,660,014 (ThCh$ 6,421,604 in 2006) under Sales and Adminsitrative Expenses in the income statement.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS

The Company had no agreements of this type.

NOTE 14 - INVESTMENT IN RELATED COMPANIES

1.

Investments in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years, are shown in the table attached.

The main changes occurred in the reported periods are described below:

By a public deed dated June 5, 2006, the company Andina Inversiones Societarias S.A. was divided, creating a new company, “Andina Inversiones Societarias Dos S.A.”. with the same shareholders and the same ownership interest as in the first one, with a capital of ThCh$24,405,291 and that corresponds to the investment in Envases Multipack Ltda.  The financial impact of this division is recorded beginning January 1, 2006.

By a public deed dated August 31, 2006 Andina Inversiones Societarias Dos S.A. changed its corporate name to Andina Inversiones Societarias Dos Ltda. (thus becoming a limited responsibility corporation).

On November 15, 2006 Embotelladora Andina S.A. acquired 0.0001% of the social rights of Andina Inversiones Societarias Dos Ltda., consequently the company has been completely merged into Embotelladora Andina since 100% ownership interest is now held by Embotelladora Andina.  Likewise, Envases Multipack Ltda. is now fully merged into Embotelladora Andina since it originally held 5% and Andina Inversiones Societarias Dos Ltda. held the remaining 95%.

Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

		September 30,
		2007	2006
		ThCh$	ThCh$
Envases CMF S.A.	Purchase of containers	(640,737)	(743,374)
Envases Central S.A.	Purchase of finished products	(3,845)	(4,122)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$239 million.

The following table presents a detail of the investments in related companies and the related direct participation in equity and unrealized results at each period end.

				Ownership Interest		Equity of companies		Income (loss) for the period		Accrued income		Partic. in net income (loss)		Unrealized income (loss)		Book value of investment
Company	Country	Functional Currency	Number of Shares	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006
				%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CMF S.A.	CHILE	Ch$	28,000	50.00	50.00	35,658,026	38,177,903	2,455,146	2,309,097	586,836	411,172	17,829,013	19,088,953	1,051,438	1,128,016	16,777,575	17,960,937
ENVASES CENTRAL S.A.	CHILE	Ch$	1,499,398	49.00	49.00	4,378,174	4,420,787	(301,886)	(296,657)	(154,516)	(152,184)	2,185,147	2,206,414	236,471	236,494	1,948,676	1,969,920
KAIK PARTIPACOES	BRAZIL	US$	16,098,919	11.00	11.00	9,296,036	13,757,931	567,110	184,547	64,195	20,891	1,052,283	1,557,357	0	0	1,052,283	1,557,357
CICAN S.A.	ARGENTINA	US$	3,040	15.00	15.00	5,661,190	7,942,413	(14,507)	(332,519)	(220,512)	50,543	860,501	1,207,246	0	0	860,501	1,207,246
TOTALS												21,926,944	24,059,970	1,287,909	1,364,510	20,639,035	22,695,460

NOTE 15 - INVESTMENTS IN OTHER COMPANIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 – GOODWILL AND NEGATIVE GOODWILL

	September 30, 2007		September 30, 2006
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
Company	ThCh$	ThCh$	ThCh$	ThCh$

RIO DE JANEIRO REFRESCOS LTDA.	2,588,598	37,379,322	2,836,207	44,783,279
EMBOTELLADORA DEL ATLANTICO S.A.	2,008,779	22,807,846	2,209,332	28,030,722
VITAL S.A.	74,659	-	103,965	589,137
Total	4,672,036	60,187,168	5,149,504	73,403,138

NOTE 17 – INTANGIBLES

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS

	September 30,
	2007	2006
	ThCh$	ThCh$
Bonds
Compañía Manufacturera de Papeles y Cartones S.A.	6,986,648	7,783,550
Codelco S.A.	2,380,106	5,737,852
Raytheon Company	2,025,603	2,284,692
International Paper Company	1,998,819	2,249,082
Celulosa Arauco S.A.	1,531,850	12,813,303
Teléfonos de México S.A.	1,023,497	7,518,462
Enap S.A.	0	9,974,380
Endesa S.A.	0	8,518,010
Chile Soberano	0	8,067,533
Petróleos Mexicanos S.A.	0	7,864,395
México Soberano	0	5,230,566
Federal Home Loan Bank (FHLB)	0	2,817,827
Brasil Telecom S.A.	0	2,254,978
Altria Group	0	1,288,933
Alcoa Inc.	0	1,147,227
United States Treasury Notes	0	1,139,952

CLN Endesa -Deutsche Bank A.G.	0	5,622,704

Judicial Deposits (Brazil)	6,729,865	5,224,039
Recovery of fiscal credit (Brazil)	5,342,444	0
Issuance Bond Placement	2,904,271	3,238,782
Cross Currency Swap	2,874,636	24,942,791
Spare parts	2,807,725	2,913,763
Prepaid expenses	2,732,454	1,713,980
Non operating assets	514,521	943,414
Others	57,052	1,405,354
Total	39,909,491	132,695,569

NOTE 19 - SHORT-TERM BANK LIABILITIES

a)

Short Term

	Currency or Indexation Adjustment
	US Dollars		Other foreign currencies		Non indexed Ch$		TOTAL
Bank or Financial Institution	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	ThCh$	ThCh$	ThCh$	ThCh$			ThCh$	ThCh$
BANCO JP MORGAN	0	8,992,218	0	0	0	0	0	8,992,218
BANCO DO BRASIL	0	0	0	2,585,966	0	0	0	2,585,966
CITIBANK N,A,	0	6,465,435	0	0	0	0	0	6,465,435
BANCO BBVA	0	0	0	0	2,512,000	0	2,512,000	0
BANCO GALICIA	0	0	6,089,274	0	0	0	6,089,274	0
BANCO SANTANDER	0	0	0	0	393	0	393
TOTAL	0	15,457,653	6,089,274	2,585,966	2,512,393	0	8,601,667	18,043,619
Outstanding Balance	0	14,348,797	6,032,514	2,469,882	2,512,000	0	8,544,514	16,818,679

	US Dollars		Other foreign currencies
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Annual average interest rate (%)		5.79%	11.55%	8.75%

Foreign currency liabilities (%)	71.00
Local currency liabilities (%)	29.00

b)

Long term – Portion Short Term

	Currency or indexation adjustment
	Other foreign currencies
Bank	September 30, 2007	September 30, 2006
	ThCh$	ThCh$
BANCO ALFA	117,198	4,143
BANCO SANTANDER	86,214	439,725
BANCO BOSTON	5,366	44,173
BANCO VOTORANTIM	1,700	0
Total	210,478	488,041
Outstanding balance	210,478	461,214

	Other foreign currencies
	September 30, 2007	September 30, 2006
Average annual interest rate (%)	13.47%	15.66%
Other foreign currency liabilities (%)	100

NOTE 20 - OTHER CURRENT LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES

		Years to Maturity
Bank or Financial Institution	Currency	More than 1 up to 2	More than 2 up to 3	More than 3 up to 5	Total long term at Sep 30, 2007	Average annual interest rate	Total long term at Sep 30, 2006
		ThCh$	ThCh$		ThCh$	%	ThCh$
BANCO SANTANDER	Other currencies	0	0	0	0		118,891
BANCO ALFA	Other currencies	145,415	107,179	57,526	310,120	11.57%	377,944
BANCO BOSTON	Other currencies	0	0	0	0		5,940
BANCO VOTORANTIM	Other currencies	141,012	103,887	207,595	452,494	9.40%	0
TOTAL		286,427	211,066	265,121	762,614		502,775

Foreign currency liabilities (%)	100.00

NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)

1.

Current risk rating of bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-

:

Rating according to Fitch Ratings Ltd.

BBB+

:

Rating according to Standard & Poor’s

BONDS ISSUED IN THE LOCAL MARKET

AA

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2.

Bond repurchases.

During 2000, 2001 and 2002, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At period end, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

The following table contains more information on Bonds Payable:

Instrument subscription or ID N°	Series	Nominal Value	Currency	Interest rate	Final Maturity	Term		Par Value		Placement in Chile or abroad
				%		Interest paid	Amortization period	Sep 30, 2007	Sep 30, 2006
Current portion of bonds payable
Register 254 SVS September 13, 2001	A	660,000	UF	6.2	01-Jun-08	Half Yearly	Dec-07	12,915,767	13,233,236	CHILE
Register 254 SVS September 13, 2001	B	3,700,000	UF	6.5	01-Jun-26	Half Yearly	Dec-09	1,513,312	1,520,177	CHILE
Total current maturities								14,429,079	14,753,413

Long term portion of bonds payable
YANKEE BONDS	A	32,076,000	US$	7.0	01-Oct-07	Half Yearly	Oct-07	0	18,035,385	ABROAD
YANKEE BONDS	B	4,000,000	US$	7.625	01-Oct-27	Half Yearly	Oct-27	2,044,920	2,249,082	ABROAD
Register 254 SVS September 13, 2001	A	660,000	UF	6.2	01-Jun-08	Half Yearly	Jun-08	0	12,715,546	CHILE
Register 254 SVS September 13, 2001	B	3,700,000	UF	6.5	01-Jun-26	Half Yearly	Dec-09	70,962,088	71,284,232	CHILE
Total long term								73,007,008	104,284,245

NOTE 23 - PROVISIONS AND WRITE-OFFS

	Short Term		Long Term
	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006
	ThCh$	ThCh$	ThCh$	ThCh$

Taxation on banking transactions & social contribution(Brazil)	2,733,765	0	8,323,715	11,598,138
Staff severance indemnities	706,266	635,993	6,127,163	5,619,229
Contingencies	47,660	80,378	2,360,698	9,703,951
TOTAL	3,487,691	716,371	16,811,576	26,921,318

NOTE 24 - STAFF SEVERANCE INDEMNITIES

	September 30, 2007	September 30, 2006
	ThCh$	ThCh$
Beginning balance	6,227,968	5,726,706
Provision for the period	720,915	669,433
Payments	(115,454)	(140,917)
Ending balance	6,833,429	6,255,222

NOTE 25 - OTHER LONG-TERM LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST

Minority Interest

	Sep. 30, 2007	Sep. 30, 2006
LIABILITIES	ThCh$	ThCh$

Vital Aguas S. A.	1,239,382	1,218,336
Embotelladora del Atlántico S. A.	8,902	20,384
Andina Inversiones Societarias S.A.	43	63
	1,248,327	1,238,783

	Sep. 30, 2007	Sep. 30, 2006
INCOME STATEMENT	ThCh$	ThCh$

Vital Aguas S. A.	(29,821)	(37,932)
Embotelladora del Atlántico S. A.	(358)	(1,124)
Andina Inversiones Societarias S.A.	(5)	(2)
	(30,184)	(39,058)

NOTE 27 - CHANGES IN SHAREHOLDERS’ EQUITY

The activity in Shareholders’ Equity, Dividend Distribution and Other Reserves is detailed in the following tables:

	September 30, 2007						September 30, 2006
	Paid in Capital	Capital Revalued Reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income	Paid in Capital	Capital Revalued Reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	202,060,999	0	1,750,275	10,005,036	(13,438,065)	74,355,094	197,904,994	0	(201,145)	26,334,355	(11,640,959)	56,039,346
Distribution of prior-year income	0	0	0	60,917,029	13,438,065	(74,355,094)	0	0	0	44,398,387	11,640,959	(56,039,346)
Final dividend prior year	0	0	0	(8,876,966)	0	0	0	0	0	(5,172,908)	0	0
Translation adjustment reserve	0	0	(10,563,532)	0	0	0	0	0	2,747,455	0	0	0
Extraordinary dividend charged to accumulated income	0	0	0	(52,040,412)	0	0	0	0	0	(55,880,179)	0	0
Capital revalued	0	10,305,111	89,264	936,658	(178,816)	0	0	4,947,625	(5,029)	364,099	(62,585)	0
Income for the period	0	0	0	0	0	49,600,577	0	0	0	0	0	44,144,492
Interim dividends	0	0	0	0	(11,176,036)	0	0	0	0	0	(8,940,829)	0
Ending balance	202,060,999	10,305,111	(8,723,993)	10,941,345	(11,354,852)	49,600,577	197,904,994	4,947,625	2,541,281	10,043,754	(9,003,414)	44,144,492
Price level restated balances							207,206,529	5,180,163	2,660,721	10,515,810	(9,426,574)	46,219,283

Series	Susbcribed Shares	Paid in shares	Number of shares with voting rights

A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

Series	Subscribed Capital	Paid in Capital
	ThCh$	ThCh$
A	101,030,499	101,030,499
B	101,030,500	101,030,500

1.- Other Reserves
Balance of Other Reserves is composed as follows
	September 30,
	2007	2006
	ThCh$	ThCh$
Reserve for cumulative translation adjustments(1)	(9,784,491)	1,600,122
Reserve for technical reappraisal of property, plant and equipment	66,076	68,036
Other	994,422	992,563
Total	(8,723,993)	2,660,721

(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

	Balance	Foreign exchange generated during the period	Reserve Release / Realized (*)	Balance
Company	January 1, 2007	Investment		Sep. 30, 2007
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(822,478)	(6,342,300)	495,941	(6,668,837)
Embotelladora del Atlántico S. A.	1,601,521	(5,371,537)	654,362	(3,115,654)
Total	779,043	(11,713,837)	1,150,303	(9,784,491)

(*) Reserve realized in the amount of ThCh$1,150,303, resulted from dividends paid by our subsidiary Río de Janeiro Refrescos Ltda. and by the capital decrease of our subsidiary Embotelladora del Atlántico S.A. carried out in the 2007 period.

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES

	For the period ended September 30,
	2007	2006
	ThCh$	ThCh$
Other non-operating income during the period was as follows:
Recovery of prior year taxes	4,149,403	0
Income on sale of property, plant and equipment	0	196,272
Other income	76,171	235,011
Sub-total	4,225,574	431,283
Translation of Financial Statements (1)	1,672,811	103,411
Total	5,898,385	534,694
Other non-operating expenses during the period was as follows:
Conversion adjustment reserve realized (2)	(1,151,454)	(135,606)
Obsolence and write-offs of property, plant and equipment	(606,093)	(408,216)
Provision for labor and comercial lawsuits	(390,718)	(450,925)
Loss on sale of property, plant and equipment	(147,356)	0
Provision for loss in Centralli investment	(54,862)	(49,128)
Others	(1,287,753)	(402,905)
Total	(3,638,236)	(1,446,780)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants, which are presented as Other Non Operating Income and/or expenses accordingly.

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. and the remittance of capital by Embotelladora del Atlaántico S.A. during the 2007 and 2006 period, respectively.

NOTE 29 - PRICE-LEVEL RESTATEMENT

		September 30, 2007	September 30, 2006
		ThCh$	ThCh$
Assets - (charges)/credits	Index
Inventories	CPI	(51,572)	(249,557)
Property, plant and equipment	CPI	4,159,812	1,884,250
Investments in related companies	CPI	7,680,499	3,555,246
Cash, Time Deposits, Mareketeable Securities	CPI	515,685	369,969
Trade Accounts Receivable, Notes Receivable, Other Receivables	UF	0	21
Trade Accounts Receivable, Notes Receivable, Other Receivables	CPI	206	-39
Accounts payable from related companies - short term	CPI	2,026,672	1,586,047
Recoverable taxes	CPI	(61,854)	68,126
Other current assets	UF	691,737	2,737
Other current assets	CPI	73,446	211,285
Other long term assets	CPI	3,047,705	2,465,573
Other long term assets	UF	0	4,133
Cost and expense accounts	CPI	4,338,920	2,573,514
Total (charges) credits		22,421,256	12,471,305

Liabilities - (charges)/credits
Shareholders’ equity	CPI	(11,152,218)	(5,490,584)
Short and long term bank liabilities	CPI	0	(293,749)
Short and long term bonds payable	UF	(3,654,007)	(2,231,500)
Short and long term bonds payable	CPI	(979,532)	(546,780)
Accounts payable to related companies	UF	0	(48,498)
Other current liabilities	UF	(94,750)	(99,441)
Other current liabilities	CPI	(413,285)	(367,215)
Other long term liabilities	UF	0	(55,106)
Other long term liabilities	CPI	(192,232)	0
Income accounts	CPI	(5,552,329)	(3,272,766)
Total (charges) credits		(22,038,353)	(12,405,639)
Price-level restatement (loss ) gain		382,903	65,666

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES

	Currency	September 30, 2007	September 30, 2006
		ThCh$	ThCh$
Assets - (charges)/credits
Cash	US$	(78,612)	(509,408)
Time deposits	US$	(1,854)	891,538
Marketable securities (net)	US$	(1,827,903)	(59,968)
Trade accounts receivable	US$	32	0
Other debtors (net)	US$	(3,666)	42,210
Accounts receivable related companies	US$	(14,122,757)	1,717,717
Inventories (net)	US$	(309)	18,192
Other current assets	US$	156,769	72,621
Property, plant and equipment	US$	0	(351)
Others	US$	(13,393,162)	2,158,128
Total (charges) credits		(29,271,462)	4,330,679

Liabilities - (Charges) / credits
Short term liabilities with banks and financial institutions	US$	0	(276,975)
Bonds payable	US$	115,050	(64,318)
Accounts payable	US$	49,136	(36,716)
Accounts payable related companies	US$	9,279,706	0
Provisions	US$	9,489	(4,566)
Unearned income	US$	8,798	0
Other current liabilties	US$	(246,038)	0
Bonds payable long term	US$	1,742,901	(442,588)
Accounts payable related companies	US$	9,267,551	0
Withholdings	US$	0	2
Total (charges) credits		20,226,593	(825,161)
Foreign exchange gain (loss) on income		(9,044,869)	3,505,518

NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2007 and 2006.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and and interest rate differences net of amortization  as of the end of the period amounted to ThCh$3,268,744 and ThCh$3,632,058 in 2006.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2007 amounted to ThCh$199,623 and ThCh$221,076 in 2006.

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

Expected Cash Flows	Sep 30, 2007	Maturity Date	Sep 30, 2006	Maturity Date
Expenses	ThCh$		ThCh$
Dividend payments	(5,588,018)	24-Oct-07	(4,680,523)	26-Oct-06
Additions to property, plant and equipment	(2,422,882)	30-Nov-07	(1,802,499)	30-Nov-06
Additions to property, plant and equipment	(12,272)	30-Dec-07	(120,722)	31-Oct-06
Additions to property, plant and equipment	(228,744)	23-Oct-07	(147,340)	30-Dec-06

Total expenses	(8,251,916)		(6,751,084)

Income
Sale of property, plant and equipment	4,122	31-Oct-07	6,134	15-Nov-06
Total income	4,122		6,134

Total net	(8,247,794)		(6,744,950)

NOTE 34 - DERIVATIVE CONTRACTS

						Hedged item or transaction			Assets/liabilities
Derivative	Contract	Value	Maturity Period	Specific Item	Position purchase / sale	Concept	Amount	Hedged item value	Item	Net Carrying Values	Realized Income	Deferred Income (loss)
		ThCh$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
SWAP	CCPE	39,481,334	4Q07	US$ Exchange Rate	S	Long term bonds US$	45,346,950	38,342,250	Other current and long term assets	13,412,872	4,065,125	806,712
SWAP	CCPE	7,686,854	1Q08	US$ Exchange Rate	S	Long term bonds US$	10,574,850	7,668,450	Other current and long term assets	4,326,555	780,053	176,890
SWAP	CCPE	7,965,327	2Q08	US$ Exchange Rate	S	Long term bonds US$	10,574,850	7,668,450	Other current and long term assets	4,480,293	956,711	269,375
SWAP	CCPE	12,535,550	3Q08	US$ Exchange Rate	S	Long term bonds US$	16,979,441	12,376,878	Other current and long term assets	6,962,976	1,295,428	440,442
SWAP	CCPE	5,183,259	1Q13	US$ Exchange Rate	S	Long term bonds US$	6,985,500	5,122,300	Other current and long term assets	2,909,329	536,887	844,903
FR	CCTE	36,720,198	4Q07	US$ Exchange Rate	P	Suppliers foreign currency	36,762,583	0	Other current assets and liabilities	776,326	0	(776,326)
FR	CCTE	3,711,970	4Q07	US$ Exchange Rate	S	Suppliers foreign currency	3,680,818	0	Other current assets and liabilities	41,400	0	41,400
FU	CCTE	347,205	4Q07	Raw Material Prices	S	Future Purchases Raw Materials	383,806	320,541	Other current assets	22,446	0	22,446
FU	CCTE	472,885	1Q08	Raw Material Prices	S	Future Purchases Raw Materials	488,639	430,002	Other current assets	64,728	0	64,728
FU	CI	399,727	1Q08	Raw Material Prices	S	–	0	0	Other current assets	120,995	120,995	0

NOTE 35 - CONTINGENCIES AND RESTRICTIONS

a.

Litigation and other legal actions:

Andina and its subsidiaries are involved or likely to be involved in material judicial or out-of-court litigation that, in the opinion of its legal advisors, could result in relevant gains or losses for the Company.

Current lawsuits and other legal actions are described below.

1)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,397,641 (ThCh$1,867,315 in 2006).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

2)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$9,286,773 (ThCh$7,836,638 in 2006).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$47,660 (ThCh$50,096 in 2006).   In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana”, as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

c.

Direct guarantees

Guarantees at September 30, 2007 are presented on the following table:

	Debtor			Assets involved		Balances pending at end of period September 30
Guarantee creditor	Name	Relation	Type of guarantee	Type	Book value	2007	2006
					ThCh$	ThCh$	ThCh$
ESTADO RIO DE JANEIRO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real Estate Judicial Deposit	11,513,522	11,289,788	10,502,031
PODER JUDICIARIO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Judicial Deposit	Judicial Deposit	9,237,940	0	0
AGA S.A.	EMBOTELLADORA ANDINA S.A.	Parent Company	Guaranty Receipt	Guaranty Receipt	0	153,369	168,681
MUNICIPALIDAD DE SANTIAGO	EMBOTELLADORA ANDINA S.A.	Parent Company	Guaranty Receipt	Guaranty Receipt	0	10,740	0
ADUANA DE EZEIZA	EMBOTELLADORA DEL ATLANTICO S.A.	Subsidiary	Guaranty	Mould exports	9,413	0	0

NOTE 36 - GUARANTEES FROM THIRD PARTIES

Guarantor	Relationship	Type of Guarantee	Amount	Currency	Transaction
Russel W. Coffin	Subsidiary	Letter of Credit	50,197,846	US$	Purchase of Nitvitgov Refrigerantes S.A.
CONFAB	Subsidiary	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
Compañía azucarera Concepción	Subsidiary	Guaranty	3,024,209	US$	Supplier
Clientes Diversos	Subsidiary	Deposits	2,837,844	US$	Guaranty over containers
Empresa Constructora Precon S.A.	Parent Company	Receipt	35,462	UF	Civil Works Agreement Maipu Distributon Center
Maestranza Joma S.A.	Parent Company	Receipt	294,738	ThCh$	Construction Agreement Puente Alto-Maipu Distributon Center
SOC. COM. Champher	Subsidiary	Mortgage	1,158,301	US$	Distributor credit
MAC COKE DIST. BEB.	Subsidiary	Mortgage	652,564	US$	Distributor credit
AGA S.A.	Parent Company	Receipt	600,000	US$	Supply Agreement
Estructuras Metalicas Ltda.	Parent Company	Receipt	294,738	ThCh$	Construction Agreement Puente Alto-Maipu Distributon Centers
Metalurgica Mettal Ltda.	Parent Company	Receipt	294,738	ThCh$	Construction Agreement Puente Alto-Maipu Distributon Centers
EIFFEL Construcciones Metalicas Ltda.	Parent Company	Receipt	294,738	ThCh$	Construction Agreement Puente Alto-Maipu Distributon Centers
Franciscana Dist.	Subsidiary	Mortgage	576,432	US$	Distributor credit
DIST REAL COLA	Subsidiary	Mortgage	565,555	US$	Distributor credit
Zulemar Comercio de bebidas	Subsidiary	Mortgage	462,233	US$	Distributor credit
ASXT Fluminense dist. bebidas	Subsidiary	Mortgage	391,538	US$	Distributor credit
Motta Distribuidora de bebidas	Subsidiary	Mortgage	353,472	US$	Distributor credit
Atanor S.C.A	Subsidiary	Guaranty	340,224	US$	Supplier
Ledesma SAAI	Subsidiary	Guaranty	335,939	US$	Supplier
AGUIAR Dist. de bebidas	Subsidiary	Mortgage	326,282	US$	Distributor credit
Ledesma SAAI	Subsidiary	Guaranty	314,954	US$	Supplier
Rosas de Casimiro	Subsidiary	Mortgage	309,966	US$	Distributor credit
Soberana de Carmo dist. beb.	Subsidiary	Mortgage	163,141	US$	Distributor credit
Catering Argentina sa	Subsidiary	Guaranty	120,139	US$	Supplier

NOTE 37 - LOCAL AND FOREIGN CURRENCY -   ASSETS

		September 30	September 30
		2007	2006
	Currency	Amount	Amount
		ThCh$	ThCh$
Current Assets
Cash	Non-indexed Ch$	3,911,415	3,868,546
-	US$	4,086,548	6,808,384
-	$AR	992,459	701,729
-	$R	20,278,697	3,685,326
Time Deposits	US$	19,047	3,528,761
-	EUROS	0	10,928,632
-	Non-indexed Ch$	12,014,059	0
-	$R	150,735	301,515
Marketable Securities (Net)	Non-indexed Ch$	3,240,603	10,376,897
-	US$	41,549,785	4,836,885
-	$R	(273,288)	401,160
-	$AR	20,169	0
Trade Accounts Receivable (Net)	Non-indexed Ch$	12,594,614	13,147,466
-	US$	608,330	926,070
-	$AR	1,951,370	1,399,435
-	$R	12,214,372	9,463,896
Notes Receivable	Non-indexed Ch$	5,963,258	5,641,446
-	$AR	366,363	354,512
-	$R	2,417,762	1,932,001
Other Creditors (Net)	Non-indexed Ch$	2,342,760	1,858,385
-	US$	111,728	4,967,674
-	$AR	529,764	679,538
-	$R	5,525,841	8,173,196
Notes Receivable Related Companies	Non-indexed Ch$	613,944	1,111,337
Inventories (Net)	Indexed Ch$	6,367,848	5,286,860
-	US$	1,680,062	2,559,424
-	$AR	6,159,366	4,457,947
-	$R	9,883,251	9,564,790
Recoverable Taxes	Indexed Ch$	2,333,583	1,486,404
-	$AR	1,201,792	1,084,202
-	$R	4,203,068	8,436,251
Prepaid Expenses	Non-indexed Ch$	1,277,070	1,407,978
-	Indexed Ch$	32,372	0
-	US$	53,933	44,372
-	$AR	207,464	182,756
-	$R	569,996	712,817
Deferred Taxes	Indexed Ch$	706,697	0
Other Current Assets	Non-indexed Ch$	116,788	1,682,655
-	Indexed Ch$	1,074,469	0
-	US$	29,891,791	5,053,314
-	$AR	910,302	787,490
-	$R	2,406,324	1,573,410
Property, Plant and Equipment
Property, Plant and Equipment	Indexed Ch$	77,474,444	66,247,140
-	US$	79,036,911	84,808,197

Other Assets
Investments in Related Companies	Indexed Ch$	18,726,251	19,930,858
-	US$	860,501	1,207,246
-	$R	1,052,283	1,557,356
Investments in Other Companies	US$	12,849	0
	Indexed Ch$	44,735	58,872
Goodwill	Indexed Ch$	1,098,285	589,138
-	US$	59,088,883	72,814,000
Long Term Debtors	$AR	18,866	25,169
-	Non-indexed Ch$	19,888	167,583
-	$R	0	9,985
Notes Receivable Related Companies	Indexed Ch$	36,176	37,432
Intangibles	US$	408,045	448,784
Amortization	US$	(258,212)	(267,915)
Others	Non-indexed Ch$	2,031,062	5,902,219
-	Indexed Ch$	2,929,122	2,345,143
-	US$	18,806,901	114,048,193
-	$AR	2,172,551	4,481,997
-	$R	13,969,855	5,918,017
Total Assets
	Non-indexed Ch$	44,125,461	45,164,512
	US$	235,957,102	301,783,389
	$AR	14,530,466	14,154,775
	$R	72,398,896	51,729,720
	EUROS	0	10,928,632
	Indexed Ch$	110,823,982	95,981,847

NOTE 37 - LOCAL AND FOREIGN CURRENCY - SHORT-TERM LIABILITIES

	Currency	Up to 90 days				90 days to 1 year
		September 30, 2007		September 30, 2006		September 30, 2007		September 30, 2006
		Amount	Int. Rate	Amount	Int. Rate	Amount	Int. Rate	Amount	Int. Rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Short term bank liabilities	Non-indexed Ch$	2,512,393		6,465,435		0		0
-	US$	0		8,992,218		0		0
-	$AR	6,089,274	11.55%	2,585,966		0		0
Long term bank liabilities	$R	0		0		210,478		488,041
Bonds payable	Indexed Ch$	8,100,029	6.90%	14,753,413	7.00%	6,329,050	6.90%	0
Dividends payable	Indexed Ch$	5,789,564		4,971,023		0		0
-	$AR	4,481		0		0		0
Accounts payable	Non-indexed Ch$	17,008,416		16,493,305		0		0
-	US$	3,232,349		1,542,800		0		0
-	$AR	6,000,495		6,908,512		0		0
-	$R	11,823,111		9,464,161		0		0
-	EURO	26,224		0		0		0
Other creditors	$AR	138,152		56,155		37,175		51,299
-	$R	3,563,141		3,000,204		0		0
-	US$	257,011		0		0		0
Notes and accounts payable related companies	Indexed Ch$	0		0		0		0
-	Non-indexed Ch$	3,615,493		2,889,306		0		0
-	US$	273,042		179,943		0		0
-	$AR	1,534,202		2,050,866		0		0
-	$R	2,899,733		2,448,787		0		0
Provisions	Non-indexed Ch$	753,926		686,089		0		0
-	$R	0		0		2,733,765		30,282
Withholdings	Non-indexed Ch$	1,108,556		6,177,640		0		0
-	Indexed Ch$	4,636,068		0		0		0
-	$AR	4,472,415		3,214,804		0		0
-	$R	0		0		3,726,201		4,530,515
-	US$	0		387,663		0		0
Income Tax Provision	Indexed Ch$	1,221,990		2,499,771		0		0
-	$AR	0		0		1,028,787		198,437
-	$R	0		0		4,980,425		3,949,405
Unearned Income	Non-indexed Ch$	520,535		589,435		0		0
Deferred Taxes	Indexed Ch$	0		858,498		0		0
-	$AR	0		0		0		131,773
Other current liabilities	Non-indexed Ch$	5,598,292		3,990,938		0		0

Total Current Liabilities	Non-indexed Ch$	31,117,611		37,292,148		0		0
	US$	3,762,402		11,102,624		0		0
	$AR	18,239,019		14,816,303		1,065,962		381,509
	$R	18,285,985		14,913,152		11,650,869		8,998,243
	Indexed Ch$	19,747,651		23,082,705		6,329,050		0
	EURO	26,224		0		0		0

NOTE 37 - LOCAL AND FOREIGN CURRENCY - LONG TERM LIABILITIES AS OF SEPTEMBER 30, 2007

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %
		ThCh$		ThCh$		ThCh$		ThCh$
Current portion of long term bank liabilities	$R	762,614		0		0		0
Bonds payable	Indexed Ch$	4,174,240	6.90%	8,348,480	6.90%	20.871.199	6.90%	37,568,169	6.90%
	US$	0		0		0		2,044,920	7.63%
Other creditors	$AR	70,871		0		0		0
-	$R	0		28,807		0		0
Notes and accounts payable related companies	Non-indexed Ch$	3,389,532		0		0		0
-	$R	103,950		0		0		0
Provisions	Non-indexed Ch$	741,094		0		0		0
	Indexed Ch$	0		0		0		5,386,069
-	$AR	1,397,641		0		0		0
-	$R	9,286,772		0		0		0
Deferred taxes	Indexed Ch$	1,667,488		0		0		0
-	$AR	0		648,794		0		0
-	$R	6,603,222		0		0		0
Other liabilties	Non-indexed Ch$	0		0		5.248.798		0
-	$AR	0		215,283		1.937.538		0
-	$R	3,038,139		0		0		0
Total Long term liabilities	$R	19,794,697		28,807		0		0
	Indexed Ch$	5,841,728		8,348,480		20.871.199		42,954,238
	US$	0		0		0		2,044,920
	$AR	1,468,512		864,077		1.937.538		0
	Non-indexed Ch$	4,130,626		0		5.248.798		0

NOTE 37 - LOCAL AND FOREIGN CURRENCY - LONG TERM LIABILITIES AS OF SEPTEMBER 30, 2006

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %
		ThCh$		ThCh$		ThCh$		ThCh$
Long term bank liabilities	$R	502,775		0		0		0
Bonds Payable	Non-indexed Ch$	18,035,385	7.00%	0		0		6,487,586	7.63%
-	Indexed Ch$	8,477,059	6.20%	8,386,378	6.50%	20,965,946	6.50%	41,931,891	6.50%
Other Creditors	$AR	109,295		0		0		0
-	$R	0		48,945		0		0
Notes and accounts payable related companies	Non-indexed Ch$	3,831,521		0		0		0
-	$R	22,345		0		0		0
Provisions	Indexed Ch$	0		0		0		4,955,963
-	Non-indexed Ch$	607,393		0		55,873		0
-	$AR	1,867,314		0		0		0
-	$R	19,434,775		0		0		0
Deferred Taxes	$AR	39,656		0		0		0
Other Liabilities	Non-indexed Ch$	0		5,217,439		0		0
-	$AR	0		243,256		2,189,309		0
-	$R	0		2,151,372		0		0
Total Long Term Liabilities	$R	19,959,895		2,200,317		0		0
	Non-indexed Ch$	22,474,299		5,217,439		55,873		6,487,586
	Indexed Ch$	8,477,059		8,386,378		20,965,946		46,887,854
	$AR	2,016,265		243,256		2,189,309		0

NOTE 38 – PENALTIES

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS

Joint Venture Agreement of our Brazilian subsidiary Rio de Janeiro Refrescos Ltda.

On October 4, 2007, a Joint Venture Agreement (hereinafter, "JV") was signed in Brazil whereby our subsidiary, Rio de Janeiro Refrescos Ltda. ("RJR") has associated to all Coca-Cola bottlers in Brazil in a company whose purpose is to exploit the juice market in such country, called "MAIS INDUSTRIA DE ALIMENTOS S.A." ("Sucos Mais").

The JV in Sucos Mais will be made up as follows: 50% by the 18 Coca-Cola bottlers in Brazil and 50% by the company representing Coca-Cola in such country (called "Recofarma Industria del Amazonas Ltda.").

The contribution of RJR to the JV in the company Sucos Mais will amount to R$12,816,851 (twelve million eight hundred and sixteen thousand eight hundred and fifty one reales), which was invested on October 4, 2007 and will enable obtaining an interest of 7.35% in the corporate capital of Sucos Mais in 2008.

New Bottler Agreement in Brazil for a term of 5 years

Rio de Janeiro Refrescos Ltda. ("RJR"), a subsidiary of Embotelladora Andina S.A., has signed a new Bottler Agreement in Brazil on October 4, 2007, for a term of 5 years as from this date.

The new agreement, called NEWBA, does not significantly differ from the agreement previously signed by RJR in Brazil or the agreement signed by other Andina´s bottlers in other countries where it has operations.

There are no financial  or other matters to be reported which have occurred between the closing period of September 30, 2007 and the date of preparation of these financial statements that may have an impact over Company assets, liabilities and/or results.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 – ENVIRONMENT

The Company has disbursed ThCh$4,267,435 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies.  Future commitments, which are all short-term and for the same concepts, amount to ThCh$490,868.-

ANALYSYS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Highlights

•

Operating Income reached US$46.4 million during the Third Quarter of 2007, increasing 20.6% compared to the same period of the previous year.  Operating Margin was 16.1%.

•

Consolidated Sales Volume for the Third Quarter amounted to 99.0 million unit cases, an increase of 4.6% during the quarter.

•

Third Quarter EBITDA totaled US$60.9 million, representing an increase of 14.2% compared to the Third Quarter of 2006. EBITDA Margin was 21.1%.

•

Net Income for the Third Quarter of 2007 reached US$28.5 million, 5.6% higher than the figure recorded in the Third Quarter of 2006.

•

Consolidated Operating Income reached US$141.9 million during the period ended September 30, 2007, 16.7% higher than the figure for the period ended September 30, 2006.  Operating Margin was 16.4%.

•

Consolidated Sales Volume for the period ended September 30, 2007 totaled 308.7 million unit cases, an increase of 5.6% compared to 2006.

•

Consolidated EBITDA for the period ended September 30, 2007 amounted to US$184.7 million, an increase of 10.2%.  EBITDA Margin was 21.3%.

•

Net Income for the First Nine Months of 2007 reached US$97.0 million, 7.3% higher than the First Nine Months of 2006.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“Our operation in Brazil benefited from favorable macroeconomic conditions and was further benefited by the solid management of our team, leading to the remarkable results for the period.  We expect to continue facing  interesting challenges that the three countries in which we operate still have ahead of them; however we expect that  2007 will be another solid year for Andina.”

CONSOLIDATED SUMMARY

First Nine Months ended September 30, 2007 vs. First Nine Months ended September 30, 2006

During the First Nine Months of 2007, the Company reported solid results due to growth in volume, increases in real prices and positive macro-economic surroundings. The average 8.3% appreciation of the Brazilian real has had a positive impact over our dollar-denominated cost and the translation of figures.  On average, the Chilean peso remained stable, and the Argentine peso recorded a 1.2% depreciation.

Consolidated Sales Volume amounted to 308.7 million unit cases, an increase of 5.6%.  Soft Drinks increased 4.8%, while the Juices, Waters and Beer categories together increased by 14.0%.

Net Sales amounted to US$865.0 million, 10.4% higher than 2006.  This was a result of higher volumes and price adjustments in the three countries where the Company operates and the favorable exchange rate in Brazil upon the translation of figures.

Cost of Sales per unit case increased 2.2% compared to the First Nine Months of 2006, mainly due to the increase of costs in important raw materials such as sugar and concentrate (the latter due to price increases) and higher labor costs.  These were partially offset by the decrease of PET resin costs at the consolidated level.

On the other hand, SG&A expenses increased 11.6% as a result of higher volumes, increases in advertising expenses, and freight fees, which rose due to higher labor costs and fuel prices.

Consolidated Operating Income amounted to US$141.9 million, a 16.7% increase compared to the First Nine Months of 2006. Operating Margin was 16.4%, an increase of 90 basis points.

Consolidated EBITDA amounted to US$184.7 million, an increase of 10.2%. EBITDA Margin was 21.3%.

Third Quarter 2007 vs. Third Quarter 2006

Consolidated Sales Volume for the Third Quarter of 2007 reached 99.0 million unit cases, a 4.6% increase compared to the same period of the previous year.

Net Sales amounted to US$288.2 million, representing a 11.6% improvement compared to the Third Quarter of 2006, mainly due to increased volumes and a significant increase in average income in Brazil and Argentina.

Cost of Sales per unit case increased 5.8%, mainly explained by the previously-mentioned circumstances during the First Nine Months of 2007.

SG&A expenses increased 8.5%, as a result of increased volumes, higher freight fees and the increase in advertising expenses.

Consolidated Operating Income amounted to US$46.4 million, a 20.6% increase compared to the Third Quarter of 2006. Operating Margin was 16.1%, an increase of 120 basis points.

Finally, Consolidated EBITDA amounted to US$60.9 million, a 14.2% improvement compared to the same period of the previous year. EBITDA Margin was 21.1%, representing an increase of 40 basis points compared to the Third Quarter of 2006.

CHILEAN OPERATIONS

First Nine Months ended September 30, 2007 vs. First Nine Months ended September 30, 2006

During the First Nine Months of 2007, Sales Volume amounted to 104.7 million unit cases; a 4.2% growth impacted by the harsh winter season, partially offset by the significant launch of Coca-Cola Zero and the growth on non-carbonated products during the period. This increase was also impacted by increased Soft Drink volumes (+3.6%), as well as an increase in the Juices and Waters segment (+7.1%).

Net Sales amounted to US$327.1 million, a 4.2% improvement compared to the previous year, as a result of higher volumes along with price adjustments in real terms.

Operating Income was 4.9% higher than the figure reported in the same period of 2006, amounting to US$74.8 million.  Operating Margin was 22.9%, an increase of 20 basis points compared to the previous year.

EBITDA amounted to US$92.9 million, 1.5% higher than the EBITDA figure recorded in 2006.  EBITDA Margin was 28.4%.

Third Quarter 2007 vs. Third Quarter 2006

During the Third Quarter of 2007 Sales Volume amounted to 33.9 million unit cases, a 5.7% growth compared to the same period of the previous year, returning to normal growth levels after being strongly impacted by the severe winter season. Soft Drinks increased by 4.3%, while Juices and Waters increased 12.7%.

Net Sales amounted to US$104.1 million, reflecting a growth of 3.0%, explained by increased volumes and partially offset by the decrease in average real prices, mainly due to the unusually high inflation recorded for this period and that amounts to 3.1% for the quarter.

Cost of Sales per unit case increased 2.3%.  This higher cost is mainly explained by the increase in the cost of sugar, partially offset by the decrease in the cost of PET resin, along with lower depreciation charges due to the end of the useful life period of certain property, plant and equipment.

Operating Income amounted to US$21.2 million, a 7.1% decrease compared to the Third Quarter of 2006.  Operating Margin was 20.4%, a decrease of 220 basis points.

EBITDA amounted to US$27.4 million, a 5.8% decrease regarding the EBITDA figure recorded during the same period of the previous year.  EBITDA Margin was 26.3%, a decrease of 250 basis points.

BRAZILIAN OPERATIONS

First Nine Months ended September 30, 2007 vs. First Nine Months ended September 30, 2006

Sales Volume amounted to 123.9 million unit cases representing a 6.7% growth for the period ended September 30, 2007.

Net Sales reached US$370.9 million, increasing 16.9% compared to the previous year.  This significant increase was a result of volume growth, price adjustments and the favorable exchange rate upon the translation of figures.

Cost of Sales per unit case increased 4.9%.  Higher freight fees and revaluation of the Brazilian real led to an increase of SG&A expenses of 16.8%.

Operating Income increased 38.2%, amounting to US$59.5 million. Operating Margin was 16.0%, an improvement of 240 basis points.

EBITDA amounted to US$74.4 million, an increase of 28.2%, with an EBITDA Margin of 20.1%, increasing 180 basis points compared to the previous period.

Third Quarter 2007 vs. Third Quarter 2006

Sales Volume for the Third Quarter of 2007 amounted to 39.8 million unit cases, representing an 7.3% increase compared to the Third Quarter of 2006.

Net Sales reached US$129.2 million, representing a significant increase of 21.9%.  This growth along with higher volumes is explained by price adjustments during the period, as well as the appreciation of the Brazilian exchange rate which had a positive impact upon translating figures into US dollars.

Cost of Sales per unit case grew 8.4% mainly explained by the figure conversion effect that negatively impacts the costs, along with the increase in concentrate (resulting from price adjustments) and the cost of aluminum for cans.  These factors were partially offset by the decrease in the cost of sugar and PET resin.

Operating Income reached US$23.6 million, an improvement of 72.1%, while Operating Margin was 18.3%, an improvement of 540 basis points.

Finally, EBITDA amounted to US$28.8 million, a 53.5% improvement compared to the US$18.8 million recorded during the Third Quarter of 2006.   EBITDA Margin was 22.3%, an increase of 460 basis points compared to the same period of the previous year.

ARGENTINE OPERATIONS

First Nine Months ended September 30, 2007 vs. First Nine Months ended September 30, 2006

Sales Volume reached 80.1 million unit cases, a 5.6% improvement compared to the Sales Volume reported in 2006.  This increase was supported by the launch of Coca-Cola Zero in the Light (Diet) segment, and by the increase in salaries.

Net Sales reached US$171.8 million, representing an increase of 8.3%. This increase is explained by higher volumes and price adjustments that took place during the period, partially offset by the effect of the figure translation due the devaluation of the Argentine peso (1.2% on average).

Cost of Sales per unit case decreased 0.8%.  SG&A expenses increased 13.7% mainly due to volumes and higher salaries.

Operating Income amounted to US$17.9 million, representing a 17.2% increase. Operating Margin was 10.4%, 80 basis points higher than 2006.

EBITDA reached US$27.8 million, an increase of 6.3% compared to the same period of 2006.  EBITDA Margin decreased 30 basis points amounting to 16.2%.

Third Quarter 2007 vs. Third Quarter 2006

Sales Volume for the Third Quarter of 2007 decreased 0.8% reaching 25.3 million unit cases.

Net Sales reached US$56.4 million, representing an increase of 6.7% compared to the Third Quarter of 2006.  This improvement is explained by price adjustments during the period, partially offset by the figure translation effect due to the devaluation of the Argentine peso.

Cost of Sales per unit case increased 4.2%, mainly explained by the increase in the cost of sugar (due to weather factors that impacted domestic production) and concentrate (as a result of higher prices), higher labor costs and fluctuations of the exchange rate upon the translation of figures.

Operating Income amounted to US$5.3 million, a 3.5% increase. Operating Margin was 9.4%, 30 basis points lower than the Third Quarter of 2006.

Finally, EBITDA reached US$8.5 million, a decrease of 2.8%. EBITDA Margin was 15.1% a decrease of 140 basis points compared to the Third Quarter of 2006.

NON-OPERATING RESULTS

First Nine Months ended September 30, 2007 vs. First Nine Months ended September 30, 2006

Non-Operating Results totaled a loss of (US$14.1) million, and which is in line with the accumulated loss of (US$14.0) million recorded during 2006.

Net income amounted to US$97.0 million, an increase of 7.3% compared to the figure recorded during the First Nine Months of 2006.

ANALYSIS OF THE BALANCE SHEET

As of September 30, 2007, the Company’s financial assets amounted to US$263.9 million. These represent cash, investments in mutual funds, deposits, and corporate bonds.  60.7% of the total financial investments are U.S. Dollar-denominated. Nevertheless, through “Cross-Currency Swap” agreements part of the portfolio has been converted to Chilean Pesos (UF – Chilean Inflation Indexed Currency), thereby decreasing the amount denominated in U.S. Dollars to 8.0%.

On the other hand, the Company’s total debt was US$191.0 million, with an average annual rate of 7.63% on U.S. Dollar debt, and an average real annual rate of 6.37% on Chilean Peso-denominated debt. The U.S. Dollar-denominated debt represents 2.1% of total debt.

As a result, the Company holds a positive net cash position of US$73.0 million.

II.

 MAIN INDICATORS

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

INDICATORS	Unit	Sep-07	Dec-06	Sep-06	Variance
LIQUIDITY
Current Ratio	Times	1.82	1.30	1.26	0.56
Acid Tests	Times	1.60	1.12	1.06	0.54
Working Capital	MCh$	43,619	23,316	12,170	31,449
ACTIVITY
Investments	MCh$	39,930	38,892	26,048	13,883
Inventory turnover	Times	10.49	15.42	11.48	-0.99
Days of inventory on hand	Days	34.32	23.35	31.35	2.97
INDEBTEDNESS
Debt to equity ratio	%	89.00%	86.94%	98.11%	-9.11%
Short-term liabilities to total liabilities	%	48.99%	52.86%	42.97%	6.02%
Long-term liabilities to total liabilities	%	51.01%	47.14%	57.03%	-6.02%
Interest charges coverage ratio	Times	15.53	23.50	12.07	3.46
PROFITABILITY
Return over equity	%	18.32%	27.10%	16.79%	1.52%
Return over total assets	%	9.75%	14.15%	8.52%	1.23%
Return over operating assets	%	19.81%	30.72%	18.43%	1.38%
Operating income	MCh$	72,522	100,051	62,140	10,383
Operating margin	%	16.40%	17.41%	15.52%	0.88%
EBITDA (1)	MCh$	96,392	134,440	88,633	7,759
EBITDA margin	%	21.80%	23.40%	22.13%	-0.34%
Dividends payout ratio - Serie A shares	%	6.48%	6.61%	7.80%	-1.32%
Dividends payout ratio - Serie B shares	%	6.56%	6.72%	7.94%	-1.38%

EBITDA (1)   Earnings before income taxes, interests, depreciation, amoritization and extraordinary items.

Liquidity indicators remain solid and stable.  Under short term liabilities there is a significant decrease over bank liabilities due to the liability acquired in order to pay the addiontioan l dividen of the preiovious period (during this year the dividend payment was solely financed through own resources); offset by an increase in short term allowances.  On the other hand, short term assets increased during the period  basuically due to the reclassificaction of the short term portion of long term financial assets, due to the sale of long temer corporate bonds that were reinvested in short term marketable securities.

Indicators of indebtedness improve mainly due to the decrease in the short term debt already explained; and due to the amortizations of the local bond for an approximate amount of MUS$26 carried out during June 2007 and December 2006.  During the period net financial expenses amounted to Ch$4,496 million and earnings before interests and taxes amounted to Ch$69,830 million, achieving an interest coverage of 15.5 times, significantly higher than the previous period.

Operating profitability indicators and Profitability over Equity benefited from the reasons mentioned in paragraph I, along with a decrease in Shareholders’ Equity resulting from the extraordinary dividend payment during July 2007.

III.

 ANALYSIS OF BOOK VALUES AND PRSENT VALUE OF ASSETS

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.

 ANALYSIS OF THE MAIN COMPONENTS OF CASH FLOW

Cash Flow (MCH$)	Sep. 2007 MCh$	Sep. 2006 MCh$	Variation MCh$	Variation %
Operating	92,474	89,513	2,961	3
Financing	(87,805)	(91,706)	3,901	4
Investment	38,221	6,630	31,591	-476
Net cash flow for the Period	42,890	4,437	38,453	-867

The Company generated positive net cash flow of MCh$42,890 during the quarter, analyzed as follows:

Operating activities generated a a positive cash flow of MCh$92,474 representing a positive variation of MCh$2,961 mainly explained by increased collections from clients and partially compensated by higher income taxes and other taxes due to better results obtained regarding the previous year.

Financing activities generated a negative cash flow of MCh$87,805; with a positive variation of MCh$3,901 regarding the previous year, mainly because of lower net payments of bank liabilities, partially offset by higher bond paym,ents resulting from the maturity of the first tranche of Yankee Bonds.

Investment activities generated a positive cash flow of MCh$38,221 with a positive variation of MCh$31,591 regarding the previous year, mainly explained by higher sales of investments in financial instruments during the current year, and which was partially offset by higher investments in property, plant and equipment during 2007.

V.

 ANALYSIS OF MARKET RISK

Interest Rate Risk

As of September 30, 2006 and 2007, the Company held 100% of its debt obligations at fixed-rates.  Consequently, the risk fluctuation of market interest rates regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

37%

Brazilian real:

43%

Argentine peso:

20%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

This document may contain forward-looking statements reflecting Embotelladora Andina SA’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

MATERIAL EVENTS

During the period between July 1, 2007 and September 30, 2007, the following material events were filed:

At a special board meeting held August 20, 2007, it was disclosed that The Coca-Cola Company (TCCC) advised its intent to revise the "concentrate price" in Chile.  This price is a percentage rate applied on beverage sales revenues under the franchise agreement.

TCCC intends to increase that concentrate price as of January 1, 2008 in respect of revenues from the incremental sales over the 2007 sales value.  The prevailing concentrate price would thus be applied to the amount of the Andina Chilean franchise's total sales for as much as the equivalent to the 2007 sales revenues.

Since the effect of this potential measure cannot yet be determined nor the way in which it will ultimately be applied, Andina will disclose the outcome of these conversations once the negotiation process has concluded.

DIVIDENDS DISTRIBUTED DURING THE 2007 PERIOD
Number	Payment Date	Ch$ per Series A	Ch$ per Series B
154	Jan 31, 2007	5.60	6.16
155	Apr 26, 2007	11.120	12.232
156	Jul 5, 2007	65.190	71.709
157	Jul 26, 2007	7.00	7.70

DIVIDENDS AGREED TO BE DISTRIBUTED
158	Oct 24, 2007	7.00	7.70

No other significant events of a financial or any other nature have occurred between September 30, 2007 and the issuance date of these financial statements that affect or may affect the assets, liabilities and/or income of the Company

Embotelladora Andina S.A.
Third Quarter Results for the period ended September 30, Chilean GAAP
(In millions of constant 09/30/07 Chilean Pesos, except per share)

	30-09-2007				30-09-2006
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	33.9	39.8	25.3	99.0	32.1	37.1	25.5	94.7	4.6%
Soft Drink	27.9	37.3	24.9	90.1	26.7	35.5	25.1	87.3	3.2%
Mineral Water	2.5	0.7	0.3	3.4	2.4	0.4	0.3	3.1	9.8%
Juices	3.6	0.8	0.1	4.5	3.0	0.5	0.1	3.5	29.0%
Beer	NA	1.0	NA	1.0	NA	0.8	NA	0.8	27.2%

NET SALES	53,206	66,045	28,827	147,358	51,672	54,183	27,026	131,993	11.6%
COST OF SALES	(31,036)	(35,417)	(17,900)	(83,633)	(28,697)	(30,452)	(17,320)	(75,580)	10.7%
GROSS PROFIT	22,170	30,628	10,927	63,725	22,975	23,731	9,706	56,413	13.0%
Gross Margin	41.7%	46.4%	37.9%	43.2%	44.5%	43.8%	35.9%	42.7%
SELLING AND ADMINISTRATIVE EXPENSES	(11,316)	(18,563)	(8,220)	(38,099)	(11,296)	(16,720)	(7,091)	(35,106)	8.5%
CORPORATE EXPENSES	0	0	0	(1,903)	0	0	0	(1,636)	16.4%
OPERATING INCOME	10,854	12,065	2,707	23,723	11,679	7,012	2,616	19,671	20.6%
Operating Margin	20.4%	18.3%	9.4%	16.1%	22.6%	12.9%	9.7%	14.9%
EBITDA (1)	14,001	14,716	4,342	31,157	14,868	9,588	4,468	27,288	14.2%
Ebitda Margin	26.3%	22.3%	15.1%	21.1%	28.8%	17.7%	16.5%	20.7%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				3,600				444	710.0%
RESULTS FROM AFFILIATED				(560)				(192)	191.7%
AMORTIZATION OF GOODWILL				(1,530)				(1,751)	-12.6%
OTHER INCOME/(EXPENSE)				(636)				(475)	33.9%
PRICE LEVEL RESTATEMENT (3)				(3,751)				(1,646)	127.8%
NON-OPERATING RESULTS				(2,877)				(3,620)	-20.5%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				20,846				16,052	29.9%

INCOME TAXES				(6,270)				(2,239)	180.1%
MINORITY INTEREST				10				2	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				14,586				13,815	5.6%
Net Margin				9.9%				10.5%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				19.2				18.2
EARNINGS PER ADS				115.1				109.0	5.6%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Third Quarter Results for the period ended September 30, Chilean GAAP
(In millions US$, except per share)
						Exch. Rate :	511.23

	30-09-2007				30-09-2006
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	33.9	39.8	25.3	99.0	32.1	37.1	25.5	94.7	4.6%
Soft Drink	27.9	37.3	24.9	90.1	26.7	35.5	25.1	87.3	3.2%
Mineral Water	2.5	0.7	0.3	3.4	2.4	0.4	0.3	3.1	9.8%
Juices	3.6	0.8	0.1	4.5	3.0	0.5	0.1	3.5	29.0%
Beer	NA	1.0	NA	1.0	NA	0.8	NA	0.8	27.2%

NET SALES	104.1	129.2	56.4	288.2	101.1	106.0	52.9	258.2	11.6%
COST OF SALES	(60.7)	(69.3)	(35.0)	(163.6)	(56.1)	(59.6)	(33.9)	(147.8)	10.7%
GROSS PROFIT	43.4	59.9	21.4	124.7	44.9	46.4	19.0	110.3	13.0%
Gross Margin	41.7%	46.4%	37.9%	43.2%	44.5%	43.8%	35.9%	42.7%
SELLING AND ADMINISTRATIVE EXPENSES	(22.1)	(36.3)	(16.1)	(74.5)	(22.1)	(32.7)	(13.9)	(68.7)	8.5%
CORPORATE EXPENSES	0.0	0.0	0.0	(3.7)	0.0	0.0	0.0	(3.2)	16.4%
OPERATING INCOME	21.2	23.6	5.3	46.4	22.8	13.7	5.1	38.5	20.6%
Operating Margin	20.4%	18.3%	9.4%	16.1%	22.6%	12.9%	9.7%	14.9%
EBITDA (1)	27.4	28.8	8.5	60.9	29.1	18.8	8.7	53.4	14.2%
Ebitda Margin	26.3%	22.3%	15.1%	21.1%	28.8%	17.7%	16.5%	20.7%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				7.0				0.9	710.0%
RESULTS FROM AFFILIATED				(1.1)				(0.4)	191.7%
AMORTIZATION OF GOODWILL				(3.0)				(3.4)	-12.6%
OTHER INCOME/(EXPENSE)				(1.2)				(0.9)	33.9%
PRICE LEVEL RESTATEMENT (3)				(7.3)				(3.2)	127.8%
NON-OPERATING RESULTS				(5.6)				(7.1)	-20.5%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				40.8				31.4	29.9%

INCOME TAXES				(12.3)				(4.4)	180.1%
MINORITY INTEREST				0.0				0.0	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				28.5				27.0	5.6%
Net Margin				9.9%				10.5%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.04				0.04
EARNINGS PER ADS				0.23				0.21	5.6%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Nine Months Results for the period ended September 30, Chilean GAAP
(In millions of constant 09/30/07 Chilean Pesos, except per share)

	30-09-2007				30-09-2006
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	104.7	123.9	80.1	308.7	100.5	116.1	75.9	292.4	5.6%
Soft Drink	86.2	117.1	79.0	282.3	83.2	111.2	74.9	269.3	4.8%
Mineral Water	8.5	1.7	0.8	10.9	8.7	1.4	0.9	10.9	0.0%
Juices	10.0	2.3	0.3	12.5	8.6	1.1	0.1	9.8	27.8%
Beer	NA	2.9	NA	2.9	NA	2.4	NA	2.4	20.8%

NET SALES	167,244	189,634	87,833	442,230	160,575	162,179	81,127	400,449	10.4%
COST OF SALES	(94,971)	(104,346)	(54,596)	(251,430)	(91,070)	(93,199)	(52,131)	(232,968)	7.9%
GROSS PROFIT	72,273	85,289	33,238	190,800	69,505	68,979	28,997	167,481	13.9%
Gross Margin	43.2%	45.0%	37.8%	43.1%	43.3%	42.5%	35.7%	41.8%
SELLING AND ADMINISTRATIVE EXPENSES	(34,024)	(54,884)	(24,075)	(112,983)	(33,034)	(46,984)	(21,178)	(101,195)	11.6%
CORPORATE EXPENSES	0	0	0	(5,294)	0	0	0	(4,146)	27.7%
OPERATING INCOME	38,249	30,405	9,163	72,522	36,471	21,995	7,819	62,140	16.7%
Operating Margin	22.9%	16.0%	10.4%	16.4%	22.7%	13.6%	9.6%	15.5%
EBITDA (1)	47,491	38,026	14,189	94,412	46,792	29,670	13,347	85,663	10.2%
Ebitda Margin	28.4%	20.1%	16.2%	21.3%	29.1%	18.3%	16.5%	21.4%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				3,610				(4,987)	172.4%
RESULTS FROM AFFILIATED				276				330	-16.5%
AMORTIZATION OF GOODWILL				(4,672)				(5,150)	-9.3%
OTHER INCOME/(EXPENSE)				587				(1,016)	157.8%
PRICE LEVEL RESTATEMENT (3)				(6,989)				3,675	-290.2%
NON-OPERATING RESULTS				(7,188)				(7,147)	0.6%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				65,334				54,993	18.8%

INCOME TAXES				(15,704)				(8,734)	79.8%
MINORITY INTEREST				(30)				(39)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				49,601				46,219	7.3%
Net Margin				11.2%				11.5%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				65.2				60.8
EARNINGS PER ADS				391.4				364.8	7.3%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Nine Months Results for the period ended September 30, Chilean GAAP
(In millions US$, except per share)
						Exch. Rate :	$ 511.23

	30-09-2007				30-09-2006
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	104.7	123.9	80.1	308.7	100.5	116.1	75.9	292.4	5.6%
Soft Drink	86.2	117.1	79.0	282.3	83.2	111.2	74.9	269.3	4.8%
Mineral Water	8.5	1.7	0.8	10.9	8.7	1.4	0.9	10.9	0.0%
Juices	10.0	2.3	0.3	12.5	8.6	1.1	0.1	9.8	27.8%
Beer	NA	2.9	NA	2.9	NA	2.4	NA	2.4	20.8%

NET SALES	327.1	370.9	171.8	865.0	314.1	317.2	158.7	783.3	10.4%
COST OF SALES	(185.8)	(204.1)	(106.8)	(491.8)	(178.1)	(182.3)	(102.0)	(455.7)	7.9%
GROSS PROFIT	141.4	166.8	65.0	373.2	136.0	134.9	56.7	327.6	13.9%
Gross Margin	43.2%	45.0%	37.8%	43.1%	43.3%	42.5%	35.7%	41.8%
SELLING AND ADMINISTRATIVE EXPENSES	(66.6)	(107.4)	(47.1)	(221.0)	(64.6)	(91.9)	(41.4)	(197.9)	11.6%
CORPORATE EXPENSES	0.0	0.0	0.0	(10.4)	0.0	0.0	0.0	(8.1)	27.7%
OPERATING INCOME	74.8	59.5	17.9	141.9	71.3	43.0	15.3	121.5	16.7%
Operating Margin	22.9%	16.0%	10.4%	16.4%	22.7%	13.6%	9.6%	15.5%
EBITDA (1)	92.9	74.4	27.8	184.7	91.5	58.0	26.1	167.6	10.2%
Ebitda Margin	28.4%	20.1%	16.2%	21.3%	29.1%	18.3%	16.5%	21.4%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				7.1				(9.8)	172.4%
RESULTS FROM AFFILIATED				0.5				0.6	-16.5%
AMORTIZATION OF GOODWILL				(9.1)				(10.1)	-9.3%
OTHER INCOME/(EXPENSE)				1.1				(2.0)	157.8%
PRICE LEVEL RESTATEMENT (3)				(13.7)				7.2	-290.2%
NON-OPERATING RESULTS				(14.1)				(14.0)	0.6%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				127.8				107.6	18.8%

INCOME TAXES				(30.7)				(17.1)	79.8%
MINORITY INTEREST				(0.1)				(0.1)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				97.0				90.4	7.3%
Net Margin				11.2%				11.5%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.13				0.12
EARNINGS PER ADS				0.77				0.71	7.3%
(1) : Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversión Effect to Balance Sheet + Income Statement Accounts

Embotelladora Andina S.A.

Consolidated Balance Sheet
(In million of constant 09/30/07 Chilean Pesos)

ASSETS	09-30-2007	09-30-2006	%Ch	LIABILITIES & SHAREHOLDERS' EQUITY	09-30-2007	09-30-2006	%Ch

Cash + Time deposits + market. Securit.	85,990	45,438	89.2%	Short term bank liabilities	8,602	18,044	-52.3%
Account receivables (net)	45,240	49,655	-8.9%	Current portion of long term bank liabilities	210	488	-56.9%
Inventories	24,091	21,869	10.2%	Current portion of bonds payable	14,429	14,753	-2.2%
Other current assets	44,986	22,452	100.4%	Trade accounts payable and notes payable	56,203	50,056	12.3%
Total Current Assets	200,307	139,413	43.7%	Other liabilities	30,782	27,246	13.0%
				Total Current Liabilities	110,225	110,587	-0.3%
Property, plant and equipment	555,499	551,418	0.7%
Depreciation	(398,988)	(400,363)	-0.3%	Long term bank liabilities	763	503	51.7%
Total Property, Plant, and Equipment	156,511	151,055	3.6%	Bonds payable	73,007	104,284	-30.0%
				Other long term liabilities	39,764	40,774	-2.5%
Investment in related companies	20,639	22,695	-9.1%	Total Long Term Liabilities	113,534	145,561	-22.0%
Investment in other companies	58	59	-2.2%
Goodwill	60,187	73,403	-18.0%	Minority interest	1,248	1,239	0.8%
Other long term assets	40,134	133,117	-69.9%
Total Other Assets	121,018	229,274	-47.2%	Stockholders' Equity	252,829	262,356	-3.6%

TOTAL ASSETS	477,836	519,743	-8.1%	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	477,836	519,743	-8.1%

Financial Highlights
(In million of constant 09/30/07 Chilean Pesos)

ADDITIONS TO FIXED ASSETS	09-30-2007	09-30-2006		DEBT RATIOS	09-30-2007	09-30-2006

Chile	25,648	11,271		Financial Debt / Total Capitalization	0.28	0.34
Brazil	10,665	10,497		Financial Debt / EBITDA L12M	0.69	1.10
Argentina	3,617	4,280		EBITDA L12M+Interest Income / Interest Expense L12M	10.68	8.14
	39,930	26,048		L12M: Last twelve months

* As September 30, 2007, the company's registered a positive net cash position of US$ 73 million. Total debt amounted to US$ 191 million.
Total Cash amounted to US$ 264 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, April 8, 2008